March 3, 2023

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PetroChina Company Limited

Form 20-F for Fiscal Year Ended December 31, 2020

Form 20-F for Fiscal Year Ended December 31, 2021

Response dated December 28, 2022

File No. 001-15006

Dear Sir/Madame,

I refer to the further comments set forth in the letter dated February 3, 2023 (the “Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the annual reports of PetroChina Company Limited (“PetroChina” or the “Company”) on Form 20-F for the fiscal years ended December 31, 2020 and 2021, and the Company’s responses to the comments filed with the Commission on December 28, 2022. Set forth below are the Company’s responses to the comments in the Letter. The numbered paragraphs below correspond to the comments in the Letter, which have been retyped below in bold for your ease of reference.

Form 20-F for Fiscal Year Ended December 31, 2021

Risk Factors

Risks Related to Government Regulation, page 7

1.

We note from your response to prior comment 1 that you do not have any business in Macau and you do not believe it is necessary to separately disclose a risk factor relating to the Hong Kong laws and regulations. However, we continue to believe that revised disclosure is necessary. Please address the following:

•

Revise the definition on page 1 of “PRC” and “China” to include Hong Kong and Macau and clarify that the only time that “PRC” and “China” does not include Hong Kong or Macau is when you reference specific laws and regulations adopted by the People’s Republic of China (“PRC”).

Response:

The Company respectfully advises the Staff that it will accept the Staff’s comment and would revise “PRC” and “China” under the heading of “Conventions Which Apply to this Annual Report” as follows in its future 20-F:

“Unless the context otherwise requires, references in this annual report to:

……………

“PRC” or “China” are to the People’s Republic of China. Unless otherwise indicated, the policies, laws, regulations and interpretations adopted by the government in the mainland of China which are specifically referenced in this annual report are not applicable to Hong Kong, Macau or Taiwan. The Company’s assets, business and revenues in Hong Kong as well as in countries and regions outside of the mainland of China are accounted as “overseas” and not “domestic”.

……………”

•

Clarify for us whether you have any entities, officers or directors located in Macau. If so, revise your disclosure to discuss any restrictions, limitations, rules, or regulations under Macau law that are commensurate to those of the PRC, and the risks and consequences to you including the enforceability associated with those laws and regulations.

Response：

The Company respectfully advises the Staff that it does not have any entities, officers or directors located in Macau.

•

Revise your disclosure to discuss any restrictions, limitations, rules, or regulations under Hong Kong law that are commensurate to those of the PRC, and the risks and consequences to you including the enforceability associated with those laws and regulations.

Response：

The Company respectfully advises the Staff that it would consolidate its response to this comment with its response to the next comment. Please see below.

•	Revise your disclosure to state that all the legal and operational risks associated with having operations in the PRC also apply to your operations in Hong Kong and Macau.

Response：

The Company respectfully advises the Staff that it would add a paragraph of disclosure following the last paragraph of the “Risks Related to Government Regulation” in its future 20-F:

“We have been advised by King & Wood Mallesons (“KWM”), our external PRC and Hong Kong counsel, that the Chinese economic policies, industry policies, laws and regulations with respect to mining rights, foreign exchange, pricing, taxation, general commercial affairs, anti-monopoly, foreign investment restrictions, data security reviews, etc. as referenced in this risk factor, are only applicable to the mainland of China. Therefore, the risk factor section “Risks Related to Government Regulation” is limited to the discussion of the risks associated with our exposure to government regulation in the mainland of China, except for the securities regulation of Hong Kong in connection with our listing of shares on The Stock Exchange of Hong Kong Limited (“HKSE”). At present, we have oil and gas trading, investment and retail business in Hong Kong and we do not have oil and gas exploration, exploitation and refining business in Hong Kong. We have no business operations in Macau. We are advised by our external PRC counsel, KWM, that the laws and regulations of the mainland of China presently do not require us to cease, materially change or limit, in part or in whole, our trading, investment and retail business in Hong Kong, limit the development prospects of such business, nor require us not to comply with any law and regulation of Hong Kong, which could have a material adverse effect on our trading, investment and retail business in Hong Kong and our ability to maintain our listing status on the HKSE. We are also advised by our external Hong Kong counsel, KWM, that Hong Kong has its own general commercial laws and regulations applicable to Hong Kong enterprises, such as with regard to corporate, financial, securities, commercial, competition, labor, personal information protection, accounting and other regulations, as well as its own general economic policies, while it has no policies and regulations for the oil and gas industry which are commensurate to those in the mainland of China as discussed under this risk factor section, and it has no foreign exchange regulations and foreign investment regulations commensurate to those in the mainland of China. The current regulatory regime in Hong Kong has no material adverse effects on our oil and gas trading, investment and retail business in Hong Kong and our ability to maintain our listing status, and there are no material adverse changes with this regard. However, if in the future Hong Kong and/or Macau were to adopt equivalent or similar regulations in any respect and thereby affect any of our business in Hong Kong and/or Macau (if any, in the future) at that time, then the relevant aspects of the above discussed risk factor may also apply to our business in Hong Kong and/or Macau (if any, in the future).”

•

Your discussion of limitations on cash transfers, in the revised section titled “Cash and Asset Flows within Our Organization” per your response letter dated August 31, 2022, appears to be limited to the PRC. Given that at least one of the entities in your corporate structure, as per disclosure on page F-47, was formed under Hong Kong law, please revise to:

•	Describe any restrictions or limitations on transferring cash out of Hong Kong and Macau;

•	State that if an entity is not able to transfer cash out of Hong Kong and Macau, you will not be able to fund operations in other regions or have it available to distribute to your investors.

Response:

The Company respectfully advises the Staff that, it would add a paragraph following the last paragraph of its proposed “Cash and Asset Flows within Our Organization” as follows:

“At present, Hong Kong does not have foreign exchange regulations similar to those in the mainland of China, and the foreign exchange regulations in the mainland of China do not apply to Hong Kong. Therefore, at present, the transfer of funds by our subsidiaries in Hong Kong to out of Hong Kong is not subject to the restrictions under the foreign exchange regulations in the mainland of China. Our Hong Kong subsidiaries are free to transfer funds out of Hong Kong provided that they meet the general compliance obligations under Hong Kong law in terms of taxation, anti-money laundering, accounting rules, etc. In the future, if Hong Kong were to adopt any regulations that restrict the transfer of funds, and thereby affect the transfer of funds by our Hong Kong subsidiaries, our Hong Kong subsidiaries may be restricted in providing funds for operations outside of Hong Kong or distributing funds to their investors located out of Hong Kong.”

If you have any questions about this letter, please contact me (hko@petrochina.com.hk; Phone number: +852.2899.2010; Fax: +852.2899.2390).

Very truly yours,

/s/ WANG Hua
Name:	Hua WANG
Title:	CFO and Secretary to Board of Directors

Cc: By email

Fang WEI

Alternative Authorized Representative

PetroChina Company Limited

Kyungwon (Won) Lee

Partner

Shearman & Sterling LLP

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